Exhibit 12

Biomet, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Successor	Predecessor
	Period from July 12, 2007 through May 31, 2008	Period from June 1, 2007 through July 11, 2007	Years Ended May 31,

			2007	2006	2005	2004	2003
Earnings:
Earnings (loss) before income taxes	$(1,194.3)	$(81.9)	$501.6	$611.0	$546.5	$500.7	$451.7
Add: Fixed charges (per below)	603.1	0.3	9.3	11.7	9.2	4.2	4.4

Total earnings (loss)	$(591.2)	$(81.6)	$510.9	$622.7	$555.7	$504.9	$456.1
Fixed charges:
Interest expense	$516.3	$0.3	$9.3	$11.7	$9.2	$4.2	$4.4
Amortization of bond premium	0.4	—	—	—	—	—	—
Deferred financing costs	86.4	—	—	—	—	—	—

Total fixed charges	$603.1	$0.3	$9.3	$11.7	$9.2	$4.2	$4.4
Ratio of earnings to fixed charges	N/A (1)	N/A (1)	54.9	53.2	60.4	120.2	103.7

(1)	Earnings were inadequate to cover fixed charges for the period from June 1, 2007 through July 11, 2007, and the period from July 12, 2007 through May 31, 2008 by $81.9 million and $1,194.3 million, respectively.